

June 26, 2014

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

Re: Hines Global REIT II, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed June 2, 2014
File No. 333-191106

Dear Ms. Schugart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How does the payment of fees and expenses by us affect your invested capital?, page xi

1.   We note your revised disclosure that the distributions with respect to Class A Shares will not be reduced by distribution and shareholder servicing fees except "in the unlikely event that the amount authorized for distribution to holders of Class T Shares is insufficient to fully fund the distribution and shareholder servicing fees payable with respect to the Class T Shares." Please revise to clarify the events in which this situation would occur and provide examples, as applicable.

Prior Performance Tables, page A-1

2.   We note that you include information relating to Hines US Core Office Fund LP and Hines Pan European Core Fund in Tables I and III. We also note your disclosure on page A-1 that each offering is "continuing." Table I is designed to summarize the

sponsor's experience in raising and investing funds for programs the offering of which closed in the most recent three years. Similarly, Table III is designed to summarize the operating results for programs the offerings of which closed in the most recent five years. Please revise or advise.

Table III, page A-4

3.	For each program, please revise to clarify the relationship of cash flow from operations to total distributions paid, including quantifying any distributions not paid from cash flow from operations and quantifying any amounts paid from the sale of properties. In addition, please revise the footnotes to reflect the amount of distributions paid in cash and the amount of distributions reinvested.

4.	For Hines Global I, please specify the amount of distributions funded from offering proceeds, proceeds from debt financing, cash on hand, and contributions from noncontrolling interests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Alice L. Connaughton, Esq.